[redacted]

09059097

AB* 3/10

UNITED S...

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section

MAR 02 2009

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL DERIVATIVES GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL TREATMENT REQUESTED BY CITADEL HOLDINGS I LP

CITADEL DERIVATIVES GROUP LLC

AFFIRMATION

I, PETER JENSON, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Citadel Derivatives Group LLC (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CITADEL HOLDINGS I LP
Manager and Commodity Pool Operator for the
Commodity Pool, Citadel Derivatives Group LLC

by: ______________________

Peter Jenson, Global Controller of Citadel Investment Group, L.L.C.   Date 2/26/2009

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/10

Barbara A. Horne, Notary
2/26/09

CITADEL DERIVATIVES GROUP LLC

TABLE OF CONTENTS

CITADEL DERIVATIVES GROUP LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Consolidated Statement of Financial Condition
as of December 31, 2008
and Independent Auditors' Report

Claim for Exemption from the Registration
Requirements of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission (the "CFTC") has been filed
by the Commodity Pool Operator of Citadel Derivatives Group LLC
on the basis of CFTC Rule 4.13(a)(4)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL DERIVATIVES GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Members of Citadel Derivatives Group LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Citadel Derivatives Group LLC and its subsidiary (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

CITADEL DERIVATIVES GROUP LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars in thousands)
December 31, 2008

ASSETS

Assets:		
Cash and cash equivalents	$	400,517
Securities owned		6,594,092
Securities purchased under agreements to resell		38,748
Receivable from brokers, dealers, clearing organizations and futures clearing brokers		249,033
Securities borrowed		5,220,054
Collateral held under securities loan agreements		410,782
Dividends receivable		9,937
Receivable from affiliates		5,204
Exchange memberships and trading rights, at cost (fair value $60,805)		56,478
Other assets		6,713
Total assets	$	12,991,558

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Securities sold, not yet purchased	$	5,849,511
Securities sold under agreements to repurchase		597,437
Payable to brokers, dealers and clearing organizations		351,224
Securities loaned		4,483,463
Dividends payable		3,553
Payable to affiliates		409,587
Other liabilities		26,190
Total liabilities before subordinated borrowings from affiliate		11,720,965
Subordinated borrowings from affiliate		120,000
Total liabilities		11,840,965
Members' capital		1,150,593
Total liabilities and members' capital	$	12,991,558

See notes to consolidated statement of financial condition.

CITADEL DERIVATIVES GROUP LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars)
December 31, 2008

Citadel Derivatives Group LLC ("CDRG"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, is a member of the Financial Industry Regulatory Authority ("FINRA"), is a clearing member of the Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC"), is a clearing member and participant in the Options Clearing Corporation ("OCC") stock loan program and is a member of the Boston Options Exchange, Chicago Board Options Exchange ("CBOE"), CBOE Futures Exchange, CBOE Stock Exchange, Chicago Mercantile Exchange ("CME"), Chicago Stock Exchange, Dubai Mercantile Exchange, ICE Futures Exchange, International Securities Exchange, NYSE Alternext, NYSE AMEX Options, NYSE Arca (Equities and Options), Nasdaq, Nasdaq OMX, Nasdaq OMX BOX, Nasdaq OMX PHLX and BATS exchange. On January 1, 2008, CDRG's only members, Citadel Wellington LLC ("Wellington") and Citadel Limited Partnership ("CLP") transferred their interests in CDRG to Citadel Derivatives Group Investors LLC ("CDGI") and CLP Holdings LLC ("CLPH"), respectively. On December 31, 2008, CDRG acquired the rights, title and interest to the outstanding membership interest in Citadel Trading Group L.L.C. ("CITG") from Wellington and CLP. CDRG and CITG, during the period it was consolidated by CDRG, are hereinafter referred to as the "Company".

On January 1, 2008, when Wellington transferred its interests in CDRG for interests in CDGI, Wellington made a distribution in-kind of its interests in CDGI to certain of its Class B Members. Wellington continues to participate in the results generated by certain of CDRG's equity investments ("Shared Portfolio Assets") through a total return swap between Wellington and CDRG.

The Company primarily engages in market making in equities and equity options on various U.S. exchanges as well as proprietary trading. On January 1, 2008, Citadel Holdings I LP ("CH1P") was appointed the Manager of CDRG and is responsible for managing all investment activities for CDRG and beginning December 31, 2008, CITG as well. CH1P has claimed an exemption from registration as a "commodity pool operator" with the U.S. Commodity Futures Trading Commission ("CFTC") with respect to CDRG pursuant to CFTC Rule 4.13(a)(4). Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CH1P, provides administrative and investment-related services to the Company. Citadel Solutions LLC ("CSOL"), an affiliate of CIG, is responsible for providing certain administrative services to the Company. Under the terms of CDRG's Seventh Amended and Restated Limited Liability Company Agreement ("LLC Agreement") dated as of December 30, 2008, with effect December 31, 2008, the Company shall continue in existence until it is liquidated and terminated.

(1) Summary of Significant Accounting Policies:

The accompanying consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of CDRG and CITG. All intercompany transactions and balances have been eliminated in the consolidation.

(1) Summary of Significant Accounting Policies, Continued:

Use of Estimates

The preparation of the consolidated statement of financial condition in accordance with GAAP requires CH1P to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ significantly from those estimates.

Agency Transactions

Agency transactions conducted on behalf of affiliates are recorded on a settlement date basis.

Principal Transactions, net

Principal transactions are recorded on a trade-date basis. The cost of securities purchased through other brokers includes commissions and related costs of executing transactions.

Cash and Cash Equivalents

The Company defines cash and cash equivalents in the consolidated statement of financial condition as cash and funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at a major U.S. financial institution.

Securities Owned

Substantially all the Company's securities owned, at fair value, are held at a major U.S. financial institution which is permitted by contract or custom to sell or repledge these securities.

Interest and Dividend Income and Expense

Dividends received (paid) on equity securities are recognized as income (expense) on the ex-dividend date. Interest income (expense) is recognized on the accrual basis.

Payment for Order Flow

The Company, in its capacity as an options and equities market maker, frequently receives and makes payments for providing or receiving order flow to markets and customers. Payment for order flow is recognized as revenue (expense) on a trade-date basis. As of December 31, 2008, $2,446,873 and $10,883,967 of order flow revenue receivable and order flow expense payable, respectively, were held in other assets and other liabilities on the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are reported as operating activities and require cash or other financial instruments as collateral to be deposited or taken in. Such financial instruments may

(Expressed in U.S. dollars)

(1) Summary of Significant Accounting Policies, Continued:

include obligations of corporations, as well as equities. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash and fair value of securities collateral received plus accrued interest payable. In a securities loaned transaction, the securities received as collateral are reflected in collateral held under securities loan agreements in the consolidated statement of financial condition.

Securities borrowing and lending transactions are collateralized as a percentage of the fair value of the securities borrowed or loaned. To mitigate counterparty credit risk related to securities borrowed and securities loaned, securities are marked to fair value on a daily basis and, correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

During the year, the Company engaged in securities borrowing and lending transactions with affiliates and non-affiliates. As part of these transactions, as of December 31, 2008, the fair value of securities borrowed by the Company was $5,362,061,754, for which cash of $5,216,961,964 and securities with a fair value of $207,669,769 were pledged as collateral. The fair value of securities loaned was $4,445,872,989, for which cash of $4,069,351,334 and securities with a fair value of $410,782,396 were received as collateral. Included in securities borrowed and securities loaned is $3,092,430 of interest receivable and $3,324,480 of interest payable, respectively.

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). Repurchase agreements and resale agreements are generally short-term in nature, and are recorded at contract value, plus accrued interest, on the consolidated statement of financial condition. The Company does not consider repurchase agreements or resale agreements to be investments. As permitted by Financial Accounting Standards Board ("FASB") Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company records the net repurchase agreement or resale agreement position in the consolidated statement of financial condition if the right of offset exists. Repurchase agreements and resale agreements are collateralized primarily through pledging or receipt of securities. CH1P monitors collateral fair value on a daily basis relative to the contract value, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure sufficient collateral. Interest revenue or expense on resale agreements and repurchase agreements is recognized over the term of the agreement.

During the year, the Company had resale agreements with affiliates and repurchase agreements with non-affiliates. The Company has accepted collateral that it is permitted by contract or custom to sell or

(1) Summary of Significant Accounting Policies, Continued:

repledge. As of December 31, 2008, as a result of entering into resale agreements, the Company obtained collateral with a fair value of $38,850,016, of which $32,859,806 represents U.S. Treasury strips pledged to the Company's clearing organizations, in the normal course of business. At December 31, 2008, the Company also had repurchase agreements with collateral posted having a fair value of $656,183,918.

Valuation of Financial Instruments

The Company measures securities owned; securities sold, not yet purchased; financial instruments held as collateral under securities loan agreements; investments in money market funds; and derivative financial instruments ("Financial Instruments") at fair value, as determined by CH1P. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value determined by CH1P is based on available information and represents CH1P's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CH1P. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CH1P may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CH1P believes that doing so is necessary to better reflect fair value.

Fair value is defined as the price at which an asset could be sold in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CH1P, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

(1) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") as of January 1, 2008. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

Financial Instruments are valued by CH1P taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities, brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CH1P may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments may also be valued on the basis of a spread or price differential, as quoted by dealers, to other financial instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy.

Exchange traded options are generally valued based upon the average of the bid and asked prices as reported by various exchanges upon which those options are traded. Such instruments are generally classified within level 1 of the fair value hierarchy.

Equity interests in exchanges and electronic communication networks ("ECNs") are generally valued based upon comparables and other market indicators.

(1) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Over-the-counter ("OTC") derivative financial instruments are valued using market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative financial instrument depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. CH1P generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivative financial instruments that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivative financial instruments are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

Certain OTC derivative financial instruments that trade in less liquid markets with more limited levels of price transparency are classified within level 3 of the fair value hierarchy. The valuations of these less liquid OTC derivative financial instruments are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as significant unobservable level 3 inputs. Subsequent to initial recognition, CH1P updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are updated when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data.

If a non-exchange traded Financial Instrument could not be liquidated in a reasonable time without depressing or inflating the market, or there are restrictions on the free marketability of such Financial Instrument, CH1P may assign a different value in accordance with the LLC Agreement. This policy only affects instruments that fall within level 2 or level 3 of the fair value hierarchy.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CH1P represents its best estimate of fair value. In all instances, any Financial Instrument either (i) may be valued by CH1P, or (ii) CH1P may rely on the valuation of such Financial Instrument provided by the Person (as defined in the LLC Agreement), if any, who controls or manages such Financial Instrument.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in certain exchanges and which provide the Company with the right to conduct business on those exchanges, and exchange memberships which represent only the right to conduct business on the exchange, and which are accounted for as intangible assets, are recorded at cost or, if an other than temporary impairment in

(Expressed in U.S. dollars)

(1) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

value has occurred, at a value that reflects CH1P's estimate of the impairment. There were no exchange memberships with other than temporary impairments, as of December 31, 2008. The disclosure of the fair market value of the exchange memberships is based on recent sales where available. CH1P may arbitrate the price information received in determining the best estimate of the fair value for exchange memberships. As of December 31, 2008, the Company had exchange memberships in the CME used for trading activity and 6,000 Class A shares that were pledged to the CME as security for the Company's clearing member obligation.

The Company provides guarantees to exchanges. Under standard membership agreements, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CH1P believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

Other Financial Instruments

CH1P estimates the aggregate fair value of other financial instruments (including receivables and payables) recognized on the consolidated statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CH1P believes the risk of loss from these arrangements to be remote.

(2) New Accounting Pronouncements:

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* which once again deferred the effective date of FIN 48 to fiscal years

(Expressed in U.S. dollars)

(2) New Accounting Pronouncements, Continued:

Contingencies, Continued

beginning after December 15, 2008. The Company has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. The Company expects to adopt the provisions of FIN 48 effective January 1, 2009. Adoption of FIN 48 is not expected to have a material effect on the Company's consolidated results of operations or consolidated financial position. However, CH1P's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analysis of tax laws, regulations and interpretations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company expects to adopt SFAS 161 on January 1, 2009. Since SFAS 161 requires only additional disclosures concerning derivative financial instruments and hedging activities, adoption of SFAS 161 will not affect the Company's consolidated financial condition, consolidated results of operations or consolidated cash flows.

(3) Taxes:

CDRG is a limited liability company and elected to be taxed as a partnership for federal and state income tax purposes. As a partnership, CDRG is not subject to federal or state income tax directly. CDRG's members will include their allocable share of CDRG's current year taxable income or loss on their respective federal and state tax filings, as applicable.

CDRG may be subject to income taxes in other jurisdictions in which it conducts operations.

(Expressed in U.S. dollars)

(4) Acquisition of CITG:

On December 31, 2008, Wellington and CLP sold all of their interest in CITG to CDRG for $123,902,553. Since the transaction closed on December 31, 2008, income (loss) activity has not been included in the Company's consolidated financial statements; such activity will be included subsequent to December 31, 2008. The transaction was based on net asset value as of December 31, 2008, which is presented below:

	Citadel Trading Group L.L.C.
Assets:	
Cash and cash equivalents	$ 129,701,953
Securities purchased under agreements to resell	32,747,122
Receivable from brokers, dealers and clearing organizations	17,446,716
Receivable from affiliates	5,204,503
Collateral held under securities loan agreements	376,398,051
Securities borrowed	4,482,903,666
Other assets	507,036
Total assets	$5,044,909,047
Liabilities:	
Securities sold under agreements to repurchase	$ 97,405,059
Payable to brokers, dealers and clearing organizations	682,604
Securities loaned	4,648,270,491
Payable to affiliates	47,101,218
Other liabilities	7,547,122
Total liabilities before subordinated borrowings from affiliate	4,801,006,494
Subordinated borrowings from affiliate	120,000,000
Total liabilities	4,921,006,494
Member's capital	123,902,553
Total liabilities and members' capital	$5,044,909,047

The following are intercompany balances between CDRG and CITG at December 31, 2008:

Receivable from affiliates	$ 459,496
Securities borrowed	290,808,323
Securities loaned	290,808,323
Payable to brokers, dealers and clearing organizations	459,496

CITADEL DERIVATIVES GROUP LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued
(Expressed in U.S. dollars)
December 31, 2008

(5) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 1 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2008				
	Level 1	Level 2	Level 3 (1)	Netting and Collateral (2)	Total
Corporate debt obligations	$ 2,335,692	$ 29,427	$ –	$ –	$ 2,365,119
Corporate stocks and warrants	1,709,685,980	717,352	54,304	–	1,710,457,636
Options	4,779,643,897	–	–	–	4,779,643,897
Exchanges and ECN's		93,575,090	8,050,000		101,625,090
Cash equivalents	215,032,168	–	–	–	215,032,168
Collateral held under securities loan agreements	410,782,396	–	–	–	410,782,396
Total investment assets	7,117,480,133	94,321,869	8,104,304	–	7,219,906,306
Derivative assets	3,705,980	–	–	65,942,156	69,648,136
Total assets at fair value	$7,121,186,113	$94,321,869	$8,104,304	$65,942,156	$7,289,554,442

	Liabilities at Fair Value as of December 31, 2008				
	Level 1	Level 2	Level 3 (1)	Netting and Collateral (2)	Total
Corporate Debt obligations	$ 623,402	$ 8,606	$ –	$ –	$ 632,008
Corporate stocks and warrants	1,631,927,026	39,939	18,157	–	1,631,985,122
Options	4,216,893,563	–		–	4,216,893,563
Securities loaned (3)	410,782,396				410,782,396
Payable to affiliates (Note 7)			1,952,098		1,952,098
Total investment liabilities	6,260,226,387	48,545	1,970,255	–	6,262,245,187
Derivative liabilities	7,681,733	–		(7,681,733)	–
Total liabilities at fair value	$6,267,908,120	$ 48,545	$1,970,255	$ (7,681,733)	$6,262,245,187

(1) The activity in level 3 assets and liabilities for the year ended December 31, 2008 was immaterial, as such a roll-forward of level 3 assets and liabilities was not prepared.

(2) Amounts represent the impact of legally enforceable netting agreements that allow the Company to present the positive and negative positions and any cash collateral held or placed on a net basis with the same counterparties.

(3) The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

(6) Securities Owned and Securities Sold, Not Yet Purchased:

At December 31, 2008, securities owned and securities sold, not yet purchased consist of the following (in thousands of U.S. dollars):

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate debt obligations	$ 2,365	$ 632
Corporate stocks and warrants	1,710,458	1,631,985
Listed options	4,779,644	4,216,894
Exchanges and ECNs, at fair value (cost $24,447)	101,625	–
	$ 6,594,092	$ 5,849,511

(7) Other Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG and its affiliates for direct and allocable administrative, general and operating expenses paid by CIG and its affiliates, on behalf of the Company. The payable to affiliates balances as of December 31, 2008 includes $21,742,257 due to CIG.

CLPH and CDGI incur expenses from CSOL for certain administrative services, a proportionate share of which are allocated to CDRG. At December 31, 2008, $278,959 of the Company's expense was outstanding to be paid to CLPH in relation to these fees, and is reflected in payable to affiliates in the consolidated statement of financial condition.

During the year, CDRG engaged in securities borrowing and lending transactions with Citadel Derivatives Trading Ltd. ("CDRT"), an affiliate, and CITG. As part of these transactions, as of December 31, 2008, the fair value of securities borrowed by CDRG from CDRT was $5,843,354, for which cash of $5,899,951 was pledged as collateral. The fair value of securities loaned to CDRT was $56,689,886 for which cash of $24,994,997 and securities with a fair value of $34,384,345 were received as collateral. Included in securities borrowed is $3,975 of interest receivable.

During the year, CITG engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), Triumph Capital Ltd. ("TRMP"), both affiliates, and CDRG. As part of these transactions, as of December 31, 2008, the fair value of securities borrowed by CITG from CIFC was $192,971,344 for which cash of $191,308,163 and securities with a fair value of $1,178,918 were pledged as collateral. The fair value of securities loaned to CIFC and TRMP was $3,502,475,183 for which cash of $3,356,516,066 and securities with a fair value of $170,771,371 were received as collateral. Included in securities loaned is $1,775,718 of interest payable.

As of December 31, 2008, CDRG and CITG had resale agreements with Citadel Equity Fund Ltd. ("CEFL"), an affiliate, with a contract value of $6,000,000 and $32,747,253, respectively, including associated interest accrual of $0 and $247, respectively. CDRG and CITG received securities collateral with a fair value of $5,990,210 and $32,859,806, respectively.

(Expressed in U.S. dollars)

(7) Other Transactions with Related Parties, Continued:

Pursuant to a swap agreement entered into between Wellington and CDRG on January 1, 2008, CDRG allocates a pro-rata share of the appreciation or depreciation of its Shared Portfolio Assets to Wellington and receives interest related to the financing of its Shared Portfolio Assets from Wellington. Interest accrues at a rate of one month LIBOR plus 1.50% on Wellington's basis in the Shared Portfolio Assets. Wellington's basis is calculated as the total capital of Wellington divided by the sum of the total capital of Wellington plus the total capital of CDGI, times the market value of the Shared Portfolio Assets at the beginning of the month. For the year ended December 31, 2008, CDRG paid $788,073 in net settlements to Wellington under this swap agreement. Additionally, at December 31, 2008, the fair value of the swap was $1,952,098 which is included in payable to affiliates on the consolidated statement of financial condition.

CITG has entered into subordinated loan agreements with Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), an affiliate. CLP is the Portfolio Manager of Kensington. As approved by FINRA, the loan proceeds received by CITG in the amount of $100,000,000 in 2002 and $20,000,000 in 2005, are classified as subordinated borrowings from affiliate on the consolidated statement of financial condition. The terms and conditions of the subordinated loan agreements specify semi-annual interest payments at the rate of one-month LIBOR plus 1.50% and maturity dates of June 15, 2010. As of December 31, 2008, the Company had a $105,339 interest payable in relation to the subordinated loan agreement. The carrying value of the loan approximates fair value due to the floating rate nature of the debt.

As of December 31, 2008 CDRG had a $750,545 receivable from Wellington related to CDRG's estimated payment for CITG at the time of sale. The receivable is netted against CDRG's payable to Wellington related to the swap agreement between Wellington and CDRG and is included in payable to affiliates on the consolidated statement of financial condition.

Included in receivable from affiliates on the consolidated statement of financial condition is $5,204,570 related to clearing activities the Company had with CEFL. Included in payable to affiliates on the consolidated statement of financial condition is $335,405,143 related to clearing related activities the Company had with CDRT and $46,316,572 related to clearing activities with CIFC.

As of December 31, 2008, CDRG had a contribution payable of $4,539,534 in payable to affiliates on the consolidated statement of financial condition related to their investment held under the equity method of accounting in CMDX Holdings Ltd. ("CMDX").

Certain of the Company's present and future obligations arising out of transactions entered into under agreements with various counterparties have been guaranteed by affiliated entities. As of December 31, 2008, the probability of exercise on the guarantee is unlikely given the collateralization on securities lending transactions and the daily mark to market between counterparties involved in the transactions.

(Expressed in U.S. dollars)

(8) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Futures Clearing Brokers:

Amounts receivable from and payable to brokers, dealers, clearing organizations and futures clearing brokers at December 31, 2008, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 12,328,811	$ 1,114,483
Net receivables/payables from brokers and dealers	7,376,224	342,264,904
Net receivables/payables from clearing organizations	159,679,720	7,844,146
Receivables from futures clearing brokers	69,648,136	–
	$249,032,891	$351,223,533

The Company clears certain of its proprietary transactions through a clearing broker. The net receivables/payables from brokers and dealers related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

Included in net receivables from clearing organizations are cash deposits held at the clearing organizations of $15,434,389 made in the normal course of business. Additionally, $505,195 of preferred securities were purchased from and pledged to DTC in conjunction with the Company's DTC membership and are included in other assets on the consolidated statement of financial condition.

(9) Risk Management:

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and currency rate movements, as well as fluctuations in the prices of such securities. Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between investment positions and the instruments used to hedge such investment positions.

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. The credit risk of exchange-traded financial instruments, such as exchange-traded futures and options, is reduced by the regulatory requirements of the individual exchanges on which these instruments are traded. One of the requirements of the exchanges is that futures are margined on a daily basis, which reduces the credit risk related to futures contracts.

Any over collateralization of repurchase agreements exposes the Company to default risk by counterparties. CH1P monitors collateral fair value on a daily basis relative to the Company's

(9) Risk Management, Continued:

counterparties exposure, and when necessary, has a policy to recall any material excess collateral balances. The Company also actively monitors the creditworthiness of such counterparties and rebalances financing sources to reduce this risk.

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected in the consolidated statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

The Company clears its options and substantially all its equity securities transactions through a major U.S. broker and dealer, which also maintains the Company's positions. These positions are recorded at fair value under securities owned, held at clearing brokers, on the consolidated statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. This can, and often does, result in a concentration of credit risk with this institution. Such risk, however, is partially mitigated by the obligation of this financial institution to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and manages exposures to various financial institutions to mitigate these risks.

The cash and security account balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation and Security Investors Protection Corporation insurance coverage, also subject the Company to a concentration of credit risk. CH1P regularly monitors the credit ratings of the financial institutions in order to mitigate the credit risk that exists with the deposits in excess of insured amounts.

The Company sells various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the consolidated statement of financial condition, is correspondingly increased. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold financial instruments which can be used to hedge or settle these obligations and monitors its market exposure, adjusting investment positions as deemed necessary. Also the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by the regulator, thus impacting the Company's ability to execute its investment strategies. Possible impacts include a reduced inventory of shares available for borrowing, and increased transaction costs relating to short selling.

(9) Risk Management, Continued:

The Company (or its affiliates) generally invests on a highly leveraged basis, both through its financing arrangements, including repurchase agreements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with brokers, dealers and counterparties. Brokers, dealers and counterparties have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. A broker, dealer or counterparty may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. In order to mitigate the potential for these situations, CH1P attempts to direct the Company (or its affiliates) to actively maintain a substantial pool of excess liquidity at the Company (or its affiliates) for various contingent needs including, among others, mark to market losses on investments, changes in margin requirements as term financing facilities mature, debt repayment, and member's capital activity.

The Company provides guarantees to securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CH1P believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

(10) Derivative Financial Instruments:

The Company transacts in derivative financial instruments during the year that include exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivative financial instruments are typically also subject to certain additional risks, such as those resulting from leverage and less liquidity than in the underlying financial instruments. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CH1P believes they should be considered on an aggregate basis along with the Company's other investing activities. The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management.

(Expressed in U.S. dollars)

(10) Derivative Financial Instruments, Continued:

Options are contracts that grant the holder, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium as they obligate the Company, not its counterparty, to perform.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

(11) Regulatory Requirements:

CDRG is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, CDRG is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2008, net capital was $475,022,057, which was in excess of CDRG's required net capital by $474,022,057.

CDRG is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, CDRG does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2008.

(12) Subsequent Events:

On January 30, 2009, CITG and CDRG merged with CDRG continuing as the surviving entity. As a result of the merger, CDRG assumes all of the rights and obligations of CITG.